SECURITIES AND EXCHANGE COMMISSION

05038401

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47286

RECEIVED MAR 01 2005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2004 (MM/DD/YY) AND ENDING 12-31-2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Columbia Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1122 Lady Street, Suite 720
(No. and Street)

Columbia	SC	29201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexis P. Kisteneff
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bodiford Clifton D.
(Name – *if individual, state last, first, middle name*)

3700 Forest Drive, Suite 406	Columbia	SC	29260
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Alexis P. Kisteneff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Columbia Capital Markets, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

My Commission Expires March 20, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Columbia Capital Markets, Inc.

Financial Statements with Independent Auditor's Report

December 31, 2004

Columbia Capital Markets, Inc.

Financial Statements with Independent Auditor's Report December 31, 2004

Table of Contents

CLIFTON D. BODIFORD
Certified Public Accountant

3700 Forest Dr., Suite 406
P.O. Box 6556
Columbia, SC 29260-6556
Phone - (803) 787-4909
Fax - (803) 787-4808

Independent Auditor's Report

The Board of Directors
Columbia Capital Markets, Inc.
Columbia, South Carolina

I have audited the accompanying statements of financial condition of Columbia Capital Markets, Inc. (an S Corporation) as of December 31, 2004, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit. The financial statements for the year ended December 31, 2003 were audited by other auditors and they expressed an unqualified opinion in their report dated February 19, 2004.

I conducted my audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Columbia Capital Markets, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Clifton D. Bodiford, CPA
Columbia, South Carolina
February 10, 2005

Columbia Capital Markets, Inc.
Statements of Financial Condition

	December 31, 2004	December 31, 2003
Assets		
Current Assets:		
Cash	$ 2,864	$ 3,225
Deposits with clearing organization	25,000	25,000
Prepaid expenses	1,908	1,667
Total Current Assets	29,772	29,892
Furniture and Equipment, net	7,466	10,027
Total Assets	$ 37, 238	$ 39,919
Liabilities and Stockholder's Equity		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 7,760	$ 1,658
Accrued payroll	2,160	2,160
Total Current Liabilities	9,920	3,818
Stockholder's Equity		
Common stock, $10 par value; 100,000 shares authorized; 69,400 shares -2004 and 60,700 shares-2003, issued and outstanding	694,000	607,000
Accumulated deficit	(666,682)	(570,899)
Total Stockholder's Equity	27,318	36,101
Total Liabilities and Stockholder's Equity	$ 37,238	$ 39,919

See accompanying notes.

Columbia Capital Markets, Inc.
Statements of Operations

	Year Ended December 31, 2004	2003
Revenues:		
Fees	$ -	$ 256,039
Interest	295	281
Total revenues	295	256,320
Expenses:		
Salaries	33,000	45,170
Consulting and management fees	4,800	15,300
Dues and subscriptions	6,991	13,869
Telephone	5,025	6,977
Professional services	6,855	3,036
Assessments and fees	2,525	2,792
Other	36,882	38,031
Total expenses	96,078	125,175
Net income (loss)	$ (95,783)	$ 131,145

See accompanying notes.

Columbia Capital Markets, Inc.
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2004 and 2003

	Number of Shares	Amount	Accumulated Deficit	Total Stockholder's Equity
Balances, December 31, 2002	51,300	$ 513,000	$ (487,044)	$ 25,956
Stock issued	9,400	94,000	-	94,000
Net income	-	-	131,145	131,145
Stockholder's distributions	-	-	(215,000)	(215,000)
Balances, December 31, 2003	60,700	607,000	(570,899)	36,101
Stock issued	8,700	87,000	-	87,000
Net (loss)	-	-	(95,783)	(95,783)
Balances, December 31, 2004	69,400	$ 694,000	$ (666,682)	$ 27,318

See accompanying notes.

Columbia Capital Markets, Inc.
Statements of Cash Flow

	Year Ended December 31, 2004	2003
Cash flows from operating activities		
Cash received from customers	$ -	$ 265,949
Cash paid to suppliers and consultants	(87,103)	(135,755)
Interest received	295	281
Net cash provided by operating activities	(86,808)	130,475
Cash flows from financing activities		
Issuance of common stock	87,000	94,000
Stockholder's distributions	-	(215,000)
Net cash used by financing activities	87,000	(121,000)
Cash flows from investing activities		
Purchases of furniture and equipment	(553)	(8,643)
Net cash used by investing activities	(553)	(8,643)
Net increase in cash	(361)	832
Cash at beginning of year	3,225	2,393
Cash at end of year	$ 2,864	$ 3,225
Reconciliation of net income to net cash provided by operating activities:		
Net income (loss)	$ (95,783)	$ 131,145
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:		
Depreciation expense	3,114	2,145
Changes in assets and liabilities:		
Other assets	(241)	297
Accounts payable	6,102	(5,273)
Accrued payroll	-	2,161
Net cash provided by operating activities	$ (86,808)	$ 130,475

See accompanying notes.

Columbia Capital Markets, Inc.
Notes to Financial Statements
December 31, 2004

1. Summary of Significant Accounting Policies

Organization and Basis of Accounting

Columbia Capital Markets, Inc. (the "Company") was incorporated in 1994. The Company is a member of the National Association of Securities Dealers (NASD).

The Company's mission is to underwrite or privately place with investors municipal and corporate debt securities, as well as to provide financial advisory services to municipalities and corporations.

Basis of Accounting

The financial statements are prepared using the accrual method of accounting in accordance with generally accepted accounting principles. Revenues are recognized when earned and expenses are recognized when incurred.

Furniture and Equipment

Furniture and equipment are stated at cost and depreciated using the straight-line method.

Gain or loss on retirement of equipment is recognized in the statements of operations when incurred. Repairs and maintenance charges that do not increase the useful lives of the furniture and equipment are charged to operations as incurred.

Income Taxes

Effective January 1, 1994, the Company elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code. Under such election, the Company's federal and state taxable income or loss is passed through to the Company's stockholder. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosures of contingent assets and liabilities. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results may differ from the estimates and assumptions used in preparing the accompanying financial statements.

Columbia Capital Markets, Inc.
Notes to Financial Statements
December 31, 2004

1. Summary of Significant Accounting Policies (continued)

Deposits with Clearing Organization

The Company clears certain of its proprietary and customer transactions through a clearing organization on a fully disclosed basis (as defined). The amount held by the clearing organization serves as collateral for security transactions.

2. Furniture and Equipment

Furniture and equipment as of December 31, 2004 and 2003, by major classification are summarized as follows:

	2004	2003	Estimated Useful Life in years
Furniture	$ 1,098	$ 1,098	10
Equipment	15,300	14,747	5
Total	16,398	15,845	
Less accumulated depreciation	(8,932)	(5,818)	
Furniture and equipment	$ 7,466	$ 10,027	

3. Operating Lease

The Company leases its office space under and operating lease agreement. Lease expense for each of the years ended December 31, 2004 and 2003, totaled approximately $21,000. The lease expires in August 2005, and is subject to renewal.

Future minimum lease payments required under the lease agreement as of December 31, 2003, are as follows:

Year Ending	
2005	$ 14,190

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at a time when the Company's net capital, as defined by the Rule, exceeds 1,500 percent of net capital. As of December 31, 2004, the Company had net regulatory capital of $17,944 which was $12,944 in excess of its required net capital. As of December 31, 2004, there were no material differences in the regulatory capital as reported in the financial statements from that reported in the December 31, 2004, FOCUS regulatory report.

Prepaid expenses and furniture and equipment included in the accompanying financial statements are not allowable assets for the purpose of computing minimum net capital under Rule 15c3-1.

The Company's exemption from the reserve requirements of Rule 15c3-3 (Customer Protection Rule) is under the provision of Paragraph (k)(2)(ii), in that the Company has never held customer securities since its incorporation.

Supplementary Information

CLIFTON D. BODIFORD
Certified Public Accountant

3700 Forest Dr., Suite 406
P.O. Box 6556
Columbia, SC 29260-6556
Phone - (803) 787-4909
Fax - (803) 787-4808

Independent Auditor's Report on Supplementary Information

The Board of Directors
Columbia Capital Markets, Inc.
Columbia, South Carolina

I have audited the accompanying financial statements of Columbia Capital Markets, Inc., as of and for the years ended December 31, 2004, and have issued my report thereon dated February 10, 2005. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton D. Bodiford

Clifton D. Bodiford, CPA
Columbia, South Carolina
February 10, 2005

Schedule I
Columbia Capital Markets, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2004

	2004
Net Capital	
Total stockholder's equity	$ 27,318
Deduct stockholder's equity not allowable for net capital	
Total stockholder's equity qualified for net capital	27,318
Add:	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	
B. Other (deductions) or allowable credits-deferred income taxes payable	
Total capital and allowable subordinated liabilities	27,318
Deductions and/or charges:	
A. Non allowable assets	
Securities no readily marketable	
Exchange membership	
Furniture, equipment, and leasehold improvements, net	7,466
Prepaid expenses	1,908
Other assets	
1. Additional charges for customers' and non-customers' security accounts	
2. Additional charges for customers' and non-customers' commodity accounts	
B. Aged fails-to-deliver	
1. Number of items-None	
C. Aged short security differences	
1. Number of items-None	
D. Secured demand note deficiency	
E. Commodity futures contracts and spot commodities-proprietary capital charges	
F. Other deductions and/or charges	
Net capital before haircuts on securities positions	17,944
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)	
A. Contractual securities commitments	
B. Deficit in securities collateralizing secured demand notes	

Schedule I
Columbia Capital Markets, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2004
(continued)

C. Trading and investment securities	
1. Bankers' acceptances, certificates of deposit, and commercial paper	
2. U.S. and Canadian government obligations	
3. State and municipal obligations	
4. Corporate obligations	
5. Stocks and warrants	
6. Options	
7. Other securities	
D. Undue concentrations	
E. Other	
Net Capital	$ 17,944

Independent Auditors' Report
on Internal Control

Required by SEC Rule 17a-5

For the Year Ended December 31, 2004

Clifton D. Bodiford
Certified Public Accountant

3700 Forest Dr., Suite 406
P.O. Box 6556
Columbia, SC 29260-6556
Phone - (803) 787-4909
Fax - (803) 787-4808

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Columbia Capital Markets, Inc.
Columbia, South Carolina

In planning and performing my audit of the financial statements and supplementary information of Columbia Capital Markets, Inc. (the "Company") for the year ended December 31, 2004, I considered its internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission "(SEC)", I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practice and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matter in internal control that might be material weaknesses under standard established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate as of December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management and the SEC and is not intended, and should not be used by anyone other than these specified parties.

Clifton D. Bodiford

Clifton D. Bodiford, CPA
February 10, 2005